February 26, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:

BlueLinx Holdings Inc.
Registration Statement on Form S-1
Filed: January 10, 2013
File No.: 333-185949

Dear Ms. Long:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 22, 2013 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (File No. 333-185949) (the “Registration Statement”), filed by BlueLinx Holdings Inc. (the “Company”). We are authorized by the Company to provide the responses contained in this letter on its behalf. The Company has also filed today, Pre-effective Amendment No. 1 to the Form S-1 (the “Amended S-1”) that reflects the responses provided below. The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

Please update relevant disclosures throughout the registration statement to reflect your December 29, 2012 year-end results. In this regard, we note the filing on February 20, 2013 of your annual report on Form 10-K.

VIA EDGAR

United States Securities and Exchange Commission

February 26, 2013

Response

In response to the Staff’s comment, we have updated the relevant disclosures throughout the Amended S-1 to reflect the Company’s December 29, 2012 year-end results and have incorporated the Form 10-K by reference.

Exhibit 5.1 Form of Opinion of Troutman Sanders LLP

2.

Since the terms of the rights offering are set forth in the registration statement and in the rights certificate filed as Exhibit 4.8 therewith, please have counsel revise paragraphs numeral (1) and (2) of its opinion to state, among other things, that the rights and the shares of common stock will be issued in accordance with the registration statement and any applicable subscription certificate.

Response

In response to the Staff’s comment, the revised legal opinion filed as Exhibit 5.1 to the Amended S-1 states, among other things, that the rights and the shares of common stock will be issued in accordance with the terms of the registration statement and the applicable subscription certificate.

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We appreciate the assistance the Staff has provided with its comments. Please direct any further questions or comments you may have to me at (404) 885-3139.

Sincerely,

/s/ David W. Ghegan

David W. Ghegan

cc: Sara E. Epstein, General Counsel, BlueLinx Holdings Inc.